Exhibit 1

GEMPLUS INTERNATIONAL S.A.

     (the “Company”)
Société Anonyme

Aerogolf Center — 1, Hohenhof
L-2633 SENNINGERBERG

RC Luxembourg B 73 145

STATUTS COORDONNES
à la date du 29 avril 2003

UPDATED & CONSOLIDATED ARTICLES OF INCORPORATION
as at April 29, 2003.

Société anonyme de droit luxembourgeois constituée sous la dénomination MARS.SUN SARL et la forme d’une société à responsabilité limitée, suivant acte de Me LECUITde résidence à Hesperange, en date du 6 décembre 1999, publié au Mémorial C, Recueil des Sociétés et Associations numéro 120 du 4 février 2000;

dont les statuts furent modifiés à diverses reprises par actes authentiques du ministère :

1.	de Maître Gérard LECUIT, notaire de résidence à Hesperange, en date du 10 janvier 2000,	15.	de Me ELVINGER, en date du 19 décembre 2000.

		16.	de Me ELVINGER, en date du 14 février 2001.

2.	de Me LECUIT, en date du 1er février 2000 (transformation de la société en société anonyme)	17.	de Me ELVINGER, en date du 20 février 2001.

		18.	de Me ELVINGER, en date du 13 mars 2001.

3.	de Me LECUIT, en date du 18 février 2000,	19.	de Me ELVINGER, en date du 12 avril 2001.

4.	de Me LECUIT, en date du 18 mai 2000,	20.	de Me ELVINGER, en date du 20 juin 2001.

5.	de Me LECUIT, en date du 29 mai 2000,	21.	de Me ELVINGER, en date du 10 août 2001.

6.	de Me LECUIT, en date du 31 mai 2000,	22.	de Me ELVINGER, en date du 11 octobre 2001

7.	de Me LECUIT, en date du 21 juin 2000,	23.	de Me ELVINGER, en date du 13 mars 2001.

8.	De Me Joseph ELVINGER, notaire de résidence à Luxembourg, en date du 19 juillet 2000;	24.	de Me ELVINGER, en date du 12 avril 2001.

		25.	de Me ELVINGER, en date du 17 décembre 2001

9.	de Me ELVINGER, en date du 25 août 2000.	26.	de Me ELVINGER, en date du 16 avril 2002

10.	de Me ELVINGER, en date du 28 septembre 2000.	27.	de Me ELVINGER, en date du 17 avril 2002.

11.	de Me ELVINGER, en date du 10 novembre 2000.	28.	de Me ELVINGER, en date du 30 juillet 2002.

12.	de Me ELVINGER, en date du 28 novembre 2000.	29.	de Me ELVINGER, en date du 15 novembre 2002.

13.	de Me ELVINGER, en date du 5 décembre 2000.	30.	de Me ELVINGER, en date du 10 mars 2003.

14.	de Me ELVINGER, en date du 13 décembre 2000.	31.	et, pour la dernière fois, de Me ELVINGER, en date du 29 avril 2003

          ENGLISH VERSION

          ARTICLES OF INCORPORATION

I. Name, Duration, Object, Registered Office

     Article 1.- There is hereby formed a Corporation in the form of a société anonyme, under the name of “GEMPLUS INTERNATIONAL S.A.”

     Article 2.- The Corporation is established for an unlimited duration.

     Article 3.- The object of the Corporation shall be:

     to manufacture and trade in all types of electrical, electronic, or mechanical goods or equipment and in software and software services;

     to purchase, manufacture and sell all products, components and materials which may be used in the context of the above-mentioned activities;

     to provide all services and act as general contractor for all projects relating to or in connection with the above-mentioned activities; and

     to perform research and scientific and technical studies on, to apply for, acquire, develop and license, all patents, licenses, inventions, processes, brands, and models that may have a connection with the Corporation’s purpose.

     The Corporation may also carry out all transactions pertaining directly or indirectly to the acquiring of participating interests in any enterprises in whatever form and the administration, management, control and development of those participating interests.

     In particular, the Corporation may use its funds for the establishment, management, development and disposal of a portfolio consisting of any securities and other financial investments and patents and other intellectual property rights of whatever origin, and participate in the creation, development and control of any enterprise, the acquisition, by way of investment, subscription, underwriting or option, of securities and other financial investments and patents and other intellectual property rights. The Corporation may also sell, transfer, exchange or otherwise develop such securities and other financial investments and patents and other intellectual property rights and grant to other companies or enterprises or natural persons any support, loans, advances or guarantees.

     The Corporation may also carry out any commercial, industrial or financial operations, any transactions in respect of real estate or movable property, which the Corporation may deem useful to the accomplishment of its purposes.

     Article 4.- The registered office of the Corporation is established in Senningerberg. Branches or other offices may be established either in Luxembourg or abroad by resolution of the board of directors.

     In the event that the board of directors determines that extraordinary political, economic or social developments have occurred or are imminent, that would interfere with the normal activities of the

Corporation at its registered office or with the ease of communication between such office and persons abroad, the registered office may be temporarily transferred abroad until the complete cessation of these abnormal circumstances; such temporary measures shall have no effect on the nationality of the Corporation which, notwithstanding the temporary transfer of its registered office, will remain a Luxembourg Corporation.

II. Share Capital, Shares

     Article 5.-

     5.1. The subscribed capital is set at one hundred and twenty seven million seven hundred and eighty seven thousand and fifty point four Euro (Euro 127,787,050.4) consisting of six hundred and three million five hundred and thirty seven thousand four hundred nine (603,537,409) shares in registered form without nominal value

     5.2. The authorised capital is fixed at four hundred million Euro (Euro 400,000,000) consisting of two billion (2,000,000,000) shares, of no nominal value.

     Out of the authorised share capital the board of directors is authorised to issue further shares up to the total authorised share capital in whole or in part from time to time with or without reserving any pre-emptive subscription rights for existing shareholders and as it may in its discretion determine within a period expiring (x) for issues of shares reserved pursuant to items (i) to (iv) in 5.2.1. below, on the fifth anniversary after the date of publication of the minutes of the extraordinary general meeting held on 10th November 2000 (y) for issues of shares reserved pursuant to item (v) in 5.2.1. below as set out therein and (z) for any other issues of shares pursuant to 5.2.2. hereunder on the third anniversary after such date (each time subject to extensions) and to determine the conditions of any such subscription (provided that part of the authorised capital is reserved as described below).

     5.2.1.Out of the authorised share capital the following items (i) to (v) shall be reserved with no pre-emption rights for:

     (i) the issue of a maximum of twenty million (20,000,000) shares in exchange at a ratio of fifty (50) new shares in the Corporation for one (1) share of classes A, B or C of Gemplus SA, a company incorporated under the laws of the Republic of France, registered in Marseille, under the number 349711200;

     (ii)  the issue of a maximum of fifty-six million eight hundred forty-five thousand and seven hundred (56,845,700) shares either in exchange at a ratio of fifty (50) new shares of the Corporation for one share of Gemplus S.A. to be issued under any of the Gemplus S.A. stock option plans in existence on 1st February 2000 or before or with respect to options to be issued by our company to subscribe for shares in our company upon terms identical to those existing for options issued under any of the Gemplus S.A. stock option plans in existence on 1st February, 2000 or before, against surrender or exchange of, or renunciation to, such latter stock options in the same amounts on an adjusted basis (subject to the applicable ratio);

     (iii)  the issue of a maximum of fifty million (50,000,000) shares with respect to the options granted to the employees or officers of the Gemplus Group (including any subsidiaries or affiliates of the Corporation) in accordance with the stock option plan as from time to time determined by the board of directors subject to such further conditions as may be imposed by the general meeting of shareholders;

     (iv)  the issue of a total number of a maximum of up to sixty million (60,000,000) shares without nominal value to senior management, board members and/or executives throughout the Gemplus Group either (a) by way of stock options, the terms and conditions thereof and/or relating thereto to be determined by the board of directors in its sole discretion, and/or (b) except in the case of board members, by way of free shares, the Corporation transferring, upon the issue of such free shares, an amount equivalent to the accounting par of such shares from its realised profits or distributable reserves to its share capital; and

     (v)  the issue of a total number of a maximum of up to thirty million (30,000,000) shares without nominal value in relation to public offering(s) of shares to take place prior to 5th December, 2005.

     5.2.2. Notwithstanding the foregoing it is specified that any other issues of shares within the authorised share capital may be made with or without reserving to the existing shareholders a preferential subscription right as determined by the board of directors.

     5.3. A capital increase within the limits of the authorised capital shall be recorded by a notarial deed, prepared at the request of the board of directors against presentation of the documents providing for the share subscriptions and payment therefor.

     5.4. The authorised and the subscribed capital of the Corporation may be increased or reduced by a resolution of the shareholders adopted in the manner required for amendment of these Articles of Incorporation.

     5.5. The Corporation may, to the extent and under terms permitted by law, redeem its own shares.

     Article 6.- The shares of the Corporation may be in registered form only. Share certificates will be issued for shares in such denominations as the board of directors shall prescribe. The share certificates shall be in such form and shall bear such legends and such identification number as shall be determined by the board of directors. The share certificates shall be signed manually or by facsimile by one director and the secretary of the Corporation. The board of directors may provide for compulsory authentication of the share certificates by the Registrar(s).

     All shares in the Corporation shall be registered in the register(s) of shareholders which shall be kept by the persons designated therefor by the Corporation and such register(s) of shareholders shall contain the name of each holder of shares, his residence and/or elected domicile and the number of shares held by him. A transfer of shares shall be carried out by means of a declaration of transfer entered in the said register, dated and signed by the transferor and the transferee or by their duly authorised representatives. The Corporation may accept and enter in the register a transfer on the basis of correspondence or other documents recording the agreement between the transferor and the transferee.

     The Corporation may appoint registrars in different jurisdictions who will each maintain a separate register for the shares entered therein and the holders of shares may elect to be entered in one of the registers and to be transferred from time to time from one register to another register. Such separate registers are open for inspection. The board of directors may however restrict the ability to transfer shares that are registered, listed quoted, dealt in, or have been placed in certain jurisdictions. The transfer to the register kept at the registered office in Luxembourg may always be requested.

     Unless otherwise notified shareholders shall be registered directly in the register of shareholders held at the registered office of the Corporation.

     A register of registered shares will be kept at the registered office of the Corporation, where it will be available for inspection by any shareholder. Ownership of registered shares will be established by inscription in the said register.

     If a share certificate in respect of a registered share is damaged or defaced or alleged to have been lost or destroyed, a new registered share certificate may be issued to the holder upon request subject to delivery up of the old certificate or (if alleged to have been lost or destroyed) compliance which such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Corporation in connection with the request as the board may think fit.

     In the event that a holder of shares does not provide an address to which all notices or announcements from the Corporation may be sent, the Corporation may permit a notice to this effect to be entered into the register(s) of shareholders and such holder’s address will be deemed to be at the registered office of the Corporation or such other address as may be so entered by the Corporation from time to time, until a different address shall be provided to the Corporation by such holder. The holder may, at any time, change his address as entered in the register(s) of shareholders by means of written notification to the Registrar. The Corporation will recognise only one holder per share; in case a share is held by more than one person, the persons claiming ownership of the share will have to name a single proxy to represent the share vis-à-vis the Corporation. The Corporation has the right to suspend the exercise of all rights attached to that share until one person has been so appointed.

     Anyone who acquires or disposes of shares (or other securities representing the Corporation’s shares such as, but without limitation, American Depositary Shares or Global Depositary Shares) in the Corporation as a result of which the proportion of voting rights held by that person reaches or exceeds 2 percent or any integral multiple thereof of the total voting rights existing at the time of the relevant acquisition or disposition shall notify the Corporation within a period of 8 days of the proportion of voting rights such holder holds following the relevant acquisition or disposal. The conditions for determining the voting rights held by a holder shall be those set out in the law of 4th December, 1992 on the information to be published when a major holding in listed companies is acquired or disposed of.

     In event that a shareholder meets one of the above thresholds but fails to notify the Corporation thereof, the Corporation may suspend any rights attached to the shares held by such shareholder including but not limited to the voting rights and dividend rights attached thereto until such declaration shall have been made or until the Corporation shall receive satisfactory evidence that no such declaration is due.

III. General meetings of shareholders

     Article 7.- Any regularly constituted meeting of shareholders of the Corporation shall represent the entire body of shareholders of the Corporation. It shall have the broadest powers to order, carry out or ratify acts relating to the operations of the Corporation.

     The general meeting is convened by the board of directors. It may also be convened at the request of shareholders representing at least 20% of the Corporation’s share capital or by the chairman or any vice-chairman of the board of directors. In case at least 20% of the shareholders request to hold a general meeting, the board of directors shall be obliged to convene a meeting so that it is held within one month.

     Any notice of a general meeting shall be published if and as required by applicable law or stock exchange regulation and shall be sent to all registered shareholders by mail (or registered mail in case no publication is made in accordance with Luxembourg law) at least 20 days before the meeting. Notice shall be deemed to have been given when deposited in the mail as aforesaid. To the extent no publication is required by applicable law or stock exchange regulation, any notice of a general meeting shall be published in one Luxembourg Newspaper.

     Article 8.- The annual general meeting of shareholders shall be held at the registered office of the Corporation, or at such other place in Luxembourg as may be specified in the notice of meeting, on the last Tuesday of April at 11.00 a.m..

     If such day is a legal holiday in the Grand-Duchy of Luxembourg the annual general meeting shall be held on the next following business day. Other meetings of shareholders may be held at such place and time as may be specified in the respective notices of meeting. Resolutions at a meeting of shareholders duly convened will be passed by a simple majority of those present or represented. Each share is entitled to one vote. A shareholder may act at any meeting of shareholders by appointing another person as his proxy in writing, cable, telegram, telex or telefax. The board of directors may determine any other conditions that must be fulfilled by shareholders for them to take part in any meeting of shareholders including, without limiting the generality of the foregoing, the record date for determining the shareholders entitled to receive notice of the general meeting. Unless otherwise decided by the board of directors the record date for admission to the shareholders’ meeting shall be ten business days in Luxembourg before the general meeting of shareholders and proxies will have to be deposited at the registered office of the Corporation or such other place as may be specified in the notice of the meeting according to the conditions set by the Corporation.

     There shall be three or more officers supervising the proceedings of any General Meeting, namely the chairman of the meeting, the secretary of the meeting and one or more scrutineers.

     The chairman of the board, failing whom, the vice-chairman, failing whom the secretary of the Corporation shall preside as chairman at every general meeting, or if, at any general meeting neither the chairman nor the vice-chairman nor the secretary are present within 15 minutes after the time appointed for holding such meeting, those present or represented and entitled to vote shall choose one of their number or some other person to be chairman.

     The secretary of the Corporation shall act as secretary of the meeting or if at any general meeting the secretary of the Corporation be not present within 15 minutes after the time appointed for holding such meeting, the chairman of the meeting shall designate a director as secretary of the meeting, and if no director is present, the chairman of the meeting shall choose any person present as secretary.

     The meeting shall designate any other person or persons present as scrutineer.

     At any time before the close of any general meeting the board may adjourn the meeting for four weeks, and it shall do so if requested by shareholders holding shares representing at least one-fifth of the outstanding issued capital. An adjournment shall annul any decision taken. At any reconvened general meeting the board may refuse any request for any second adjournment under this article.

     Only an extraordinary general meeting of shareholders may amend any provisions of the articles of incorporation. The nationality of the Corporation may only be changed and the commitments of its shareholders may be only be increased, with the unanimous consent of the shareholders.

     An extraordinary general meeting called to amend the articles of incorporation shall not validly deliberate unless at least one-half of the capital is present or represented and the agenda describes the proposed amendments to the articles of incorporation and, where applicable, the text of those amendments which concern the object or the form of the Corporation. The full text of such amendments will be available upon request at the registered office of our company before the meeting. If half of the capital is not present or represented, a second meeting with the same agenda may be convened by the board of directors in accordance with applicable law and regulations. The second meeting shall validly deliberate regardless of the proportion of the capital represented. The resolutions at both meetings may only be adopted by at least two-thirds of the votes of the shareholders present or represented.

IV. board of directors

     Article 9.- The Corporation shall be managed by a board of directors composed of no less than three (3) members who need not be shareholders. The directors shall be appointed by the general meeting of shareholders.

     The chairman of the meeting shall introduce to the shareholders the candidates for election to the board of directors. The shareholders shall vote on each candidate individually. Board members are elected by the simple majority of votes of the shareholders present or represented and voting at the relevant meeting pursuant to the simple majority rules for election of directors under applicable Luxembourg law.

     The term of office of a director may not exceed three years, provided that the directors shall hold office until their successors are elected. The age limit of directors is seventy (70) years. Any director may be removed at any time with or without cause by the general meeting of shareholders by a simple majority vote of the shareholders present or represented. In the event of a vacancy in the office of a director because of death, retirement or otherwise, this vacancy may be filled on a temporary basis until the next meeting of shareholders, by observing the applicable legal prescriptions. Any director is eligible for re-election.

     Article 10.- The board of directors shall choose from among its members a chairman, who will not have a casting vote, and shall choose one or more vice-chairmen. It may also choose a secretary, who need not be a director and who shall be responsible for keeping the minutes of the meetings of the board of directors. The board of directors shall meet upon call by the chairman or by a vice-chairman at the place indicated in the notice of meeting.

     The chairman shall preside at all meetings of the board of directors, but in his absence the board of directors may appoint a chairman pro tempore by vote of the majority present at any such meeting.

     Any director may act at any meeting of the board of directors by appointing another director in writing or by telefax or by e-mail with digital signature.

     A director may represent more than one of his colleagues.

     Any director may participate in any meeting of the board of directors by conference-call or by other similar means of communication allowing all the persons taking part in the meeting to hear one another and to communicate with one another. A meeting may also be held by conference call only. The participation in a meeting by these means is equivalent to a participation in person at such meeting.

     The board of directors may, unanimously, pass resolutions on one or several similar documents by circular means when expressing its approval in writing, by cable, telegram, telex or facsimile or any other similar means of communication. The entirety will form the minutes giving evidence of the resolution.

     The board of directors can deliberate and act validly by the vote of a majority of the members of the board of directors present or represented at the relevant meeting provided that any meeting of the board of directors shall be called with at least seven (7) days prior written notice, unless corporate affairs require a shorter notice period (down to 24 hours), in which case the urgency shall be duly described in the convening notice. The convening notice may be waived by the unanimous consent given orally, in writing or by fax, cable, telegram, email or telex of all directors. Separate notice shall not be required for individual meetings held at times and places prescribed in a schedule previously adopted by resolution of the board of directors.

     Except as otherwise agreed by unanimous consent of the members of the board of directors present or represented at a duly called meeting, no binding action may be taken on an item which did not appear on the agenda attached to the notice of the meeting.

     The board of directors will conduct appropriate reviews of all related party transactions on an on-going basis and the audit committee will review potential conflict of interest situations and will submit recommendations to the board of directors as appropriate.

     In case of a conflict of interests of a director, it being understood that the mere fact that the director serves as a director of a corporation belonging to the same group of companies as the Corporation shall not constitute a conflict of interests, he must inform the board of directors of such conflict and may not take part in the deliberation and the vote but he will be counted for the quorum.

     Any director having an interest in a matter submitted for approval to the board of directors conflicting with that of the Corporation, shall be obliged to inform the board thereof and to cause a record of his statement to be included in the minutes of the meeting. He may not take part in the deliberations of such matter. At the following general meeting, before any other resolution to be voted on, a special report shall be made on any transactions in which any of the directors may have an interest conflicting with that of the Corporation.

     Article 11.- The minutes of any meeting of the board of directors shall be approved by the next meeting of the board of directors and signed by any two directors or the chairman and the secretary of the Corporation, if any. Copies or extracts of such minutes which may be produced in judicial proceedings or otherwise shall be signed by the chairman, any two directors or the secretary.

     Article 12.- The board of directors is vested with the broadest powers to perform all acts of administration and disposition in the Corporation’s interests. All powers not expressly reserved by law or by these Articles to the general meeting of shareholders fall within the competence of the board of directors.

     According to article 60 of the law of August 10, 1915 on commercial companies, as amended, the daily management of the Corporation as well as the representation of the Corporation in relation with this management may be delegated to one or more persons, who need not be directors.

     The board of directors may in addition create from time to time one or several committees composed of directors and other persons and to which it may delegate powers and roles as appropriate. The board may in particular to create a body (the “executive committee”) to which it may delegate such power and duties as it deems fit.

     In addition the board may create a compensation committee and an audit committee. Each of these committees shall operate in accordance with internal rules and regulations to be set up by the board of directors.

     The Corporation may also grant special powers by authentic proxy or power of attorney by private instrument.

     Article 13.- The Corporation will be bound by the joint signatures of any two directors. For acts regarding the daily management of the Corporation, the Corporation will be bound by the sole signature of the administrateur délégué (“Chief Executive Officer” or “CEO”) or any person or persons to whom such signatory power shall be delegated by the board of directors.

V. Supervision of the Corporation

     Article 14.- The operations of the Corporation shall be supervised by one or several statutory auditors who shall be réviseurs d’entreprise licensed in Luxembourg who shall be elected by the general meeting of shareholders by a simple majority vote of the shares present or represented to hold office until the close of the next following annual general meeting or any adjournment thereof or until his successor is elected, if later. The auditor shall be eligible for re-election.

     Any auditor so elected may be removed with or without cause by the general meeting of shareholders by a simple majority vote of the shares present or represented.

VI. Accounting year, Balance

     Article 15.- The accounting year of the Corporation shall begin on January first of each year and shall terminate on December 31st.

     Article 16.- From the annual net profits of the Corporation, five per cent (5%) shall be allocated to the reserve required by law. This allocation shall cease to be required as soon and as long as such reserve amounts to ten per cent (10%) of the subscribed capital of the Corporation as stated in article 5 hereof or as increased or reduced from time to time as provided in article 5 hereof.

     The general meeting of shareholders, upon recommendation of the board of directors, will determine how the remainder of the annual net profits will be disposed of.

     All shares will rank equally to dividend distributions.

     Interim dividends may be distributed by observing the terms and conditions foreseen by law. The general meeting may authorise the board of directors to pay dividends in any other currency from that in which the accounts or the balance sheet are drawn up and to make a final decision on the exchange rate of the dividend into the currency in which payment will actually be made.

VII. Liquidation

     Article 17.- In the event of dissolution of the Corporation, liquidation shall be carried out by one or several liquidators, who may be physical persons or legal entities, appointed by the meeting of shareholders effecting such dissolution and which shall determine their powers and their compensation.

VIII. Amendment of the Articles of Incorporation

     Article 18.- These Articles of Incorporation may be amended by a resolution of the general meeting of shareholders adopted in the conditions of quorum and majority foreseen in article 67-1 of the Law of August 10, 1915 on commercial companies, as amended.

IX. Final clause — Applicable law — Jurisdiction clause

     Article 19.- All matters not governed by these articles of incorporation shall be determined in accordance with the laws of the Grand-Duchy of Luxembourg and in particular with the law of August 10, 1915 on commercial companies, as amended.

     Article 20.- The courts of Luxembourg-City shall have exclusive jurisdiction for all matters which could arise from the present articles of incorporation.

PREVAILING VERSION

     The present Articles of Association are worded in English followed by a French translation. In case of discrepancy between the English and the French text, the English version will prevail.

SUIT LA TRADUCTION FRANCAISE DU TEXTE QUI PRECEDE:

S T A T U T S

I. Nom, Durée, Objet, Siège Social

     Article 1.- Il est formé par les présents une Société sous forme d’une société anonyme, portant la dénomination de “GEMPLUS INTERNATIONAL S.A.”

     Article 2.- La Société est constituée pour une durée illimitée.

     Article 3.- L’objet de la Société est:

     de produire et de faire le commerce avec toutes les sortes de biens et d’équipements électriques, électroniques et mécaniques et en software et services de software;

     d’acquérir, de produire et de vendre tous les produits, composantes, et matériaux qui peuvent être utilisés dans le cadre des activités susmentionnées;

     de fournir tous les services et agir en tant qu’entreprise générale pour tous les projets relatifs ou rattachés aux activités susmentionnées; et

     d’effectuer les recherches et les études scientifiques et techniques, pour appliquer, acquérir, développer, et de certifier les brevets, licences, inventions, procédés, marques et modèles, qui seraient rattachés à l’objet social.

     La Société peut également s’engager dans toutes les opérations se rapportant directement ou indirectement à la prise de participations, sous quelque forme que ce soit, dans toute entreprise, ainsi que l’administration, la gestion, le contrôle et le développement de ces prises de participations.

     La Société pourra notamment employer ses fonds à la création, à la gestion, à la mise en valeur et à la vente d’un portefeuille consistant en titres ou autres investissements financiers ou brevets ou autres droits intellectuels de quelque origine, et participer à la création, à la mise en valeur et au contrôle de toute entreprise, l’acquisition, par voie d’apport, de souscription ou de prise ferme ou d’option d’achat sur titres ou autres investissements financiers et brevets ou autres droits intellectuels. La Société peut aussi réaliser par voie de vente, de cession, d’échange ou autrement, faire mettre en valeur ces titres ou autres investissements financiers et brevets ou autres droits intellectuels et accorder à d’autres sociétés ou entreprises tous concours, prêts, avances ou garanties.

     La Société peut également exécuter toutes opérations commerciales, industrielles ou financières, et toutes les opérations, en relation avec les biens meubles et les biens immobiliers, qu’elle juge utile pour la réalisation de son objet.

     Article 4.- Le siège social de la Société est établi à Senningerberg. Des succursales ou des bureaux peuvent être établis tant au Grand-Duché de Luxembourg qu’à l’étranger par simple décision du conseil d’administration.

     Lorsque le conseil d’administration estimerait que des événements extraordinaires d’ordre politique, économique ou social, de nature à compromettre l’activité normale au siège social ou la communication de ce siège avec l’étranger, se présentent ou paraissent imminents, il pourra transférer provisoirement le siège social à l’étranger jusqu’à cessation complète de ces circonstances anormales; ces mesures provisoires n’auraient toutefois aucun effet sur la nationalité de la société, laquelle, nonobstant ce transfert provisoire, restera une société luxembourgeoise.

II. Capital social — Actions

     Article 5.-

     5.1. Le capital souscrit s’élève à cent vingt-sept millions sept cent quatre-vingt-sept mille et cinquante virgule quatre Euro (Euro 127.587.050,4) divisé en six cent trois millions cinq cent trente-sept mille quatre cent neuf (603.537.409) actions nominatives sans valeur nominale

     5.2 Le capital autorisé s’élève à quatre cents millions d’Euros (EUR 400.000.000) divisé en deux milliards (2.000.000.000) d’actions sans valeur nominale.

     A l’intérieur du capital autorisé le conseil d’administration est autorisé à émettre de nouvelles actions dans la limite du capital autorisé en une ou plusieurs fois avec ou sans réserver un droit préférentiel de souscription aux actionnaires existants tel que déterminé de manière discrétionnaire par le conseil, pendant une période expirant (x) pour les émissions d’actions réservées conformément aux points (i) à (iv) de 5.2.1 ci-dessous le 5e anniversaire après la date de publication du procès verbal de l’assemblée générale extraordinaire en date du 10 novembre 2000 (y) pour toute émission d’actions réservées conformément au point (v) de 5.2.1 tel que déterminé en ce point 5.2.1 (v) et (z) pour toute autre émission d’actions conformément à 5.2.2 ci-dessous au 3e anniversaire après cette date (chaque fois sous réserve d’extensions), et de déterminer les conditions d’une telle souscription (étant entendu qu’une partie du capital autorisé est réservé tel que décrit ci-dessous).

     5.2.1 Du capital autorisé les points suivants (i) à (iv) seront réservés sans droit préférentiel de souscription à:

     (i)  l’émission d’un maximum de vingt millions (20.000.000) d’actions suivant un rapport d’échange de cinquante (50) nouvelles actions de la Société pour une (1) action des classes A, B ou C de Gemplus S.A., une société constituée sous les lois françaises et enregistrée à Marseille sous le no 349711200;

     (ii)  l’émission d’un maximum de cinquante-six millions huit cent quarante-cinq mille sept cent (56.845.700) actions soit suivant un rapport d’échange de cinquante (50) nouvelles actions de la Société pour une (1) action de Gemplus S.A. soit émises dans le cadre d’un quelconque plan d’option d’actions de Gemplus S.A. existant au 1er février 2000 ou avant cette date ou en relation avec des options devant être émises par la Société de souscrire à des actions de la Société en termes identiques à ceux existant pour des options émises sous l’un quelconque des plans d’options d’actions de Gemplus S.A. existant au 1er février 2000 ou avant cette date, contre remise ou échange de, ou renonciation à, ces options d’actions existantes dans le même montant sur base ajustée (tenant compte du ratio applicable)

     (iii)  l’émission d’un maximum de cinquante millions (50.000.000) actions en relation avec les options émises aux employés du groupe Gemplus (y compris toute filiale ou société affiliée à la Société) conformément aux termes et conditions du plan d’option d’actions déterminé par le conseil d’administration et sous réserve d’autres conditions qui pourront être imposées par l’assemblée générale des actionnaires; et

     (iv)  l’émission d’un maximum de soixante millions (60.000.000) actions sans valeur nominale aux cadres supérieurs (senior management), administrateurs et/ou aux cadres exécutifs (exécutives) du groupe Gemplus, soit (i) au moyen d’options d’actions, les termes et conditions desquels et/ou en relation avec ces options, à être déterminés par le conseil d’administration de manière discrétionnaire, et/ou (ii) sauf pour les administrateurs au moyen d’actions gratuites, la Société transférant au moment d’une émission de telles actions gratuites un montant équivalent au pair comptable de ces actions, de ses profits réalisés ou ses réserves disponibles de son capital social.

     (v)  l’émission d’un maximum de trente millions (30.000.000) d’actions sans valeur nominale dans le cadre d’offre(s) publique(s) d’actions avant le 5 décembre 2005.

     5.2.2 Sans égard à ce qui précède il est spécifié que toutes autres émissions d’actions dans le cadre du capital autorisé pourront être réalisées avec ou sans réservation de droits préférentiels de souscription aux actionnaires existants tel que le conseil d’administration décidera.

     5.3 Une augmentation de capital dans les limites du capital autorisé sera constaté par acte notarié, préparé à la requête du conseil d’administration sur présentation des documents démontrant la souscription et le paiement.

     5.4 Le capital autorisé et le capital souscrit de la Société peuvent être augmentés ou réduit par une décision prise par l’assemblée des actionnaires adoptée selon les modalités prévues pour la modification des Statuts.

     5.5 La Société peut, dans la mesure permise par la loi et aux conditions prévues par la loi racheter ses propres actions.

     Article 6.- Les actions de la Société sont uniquement nominatives. Des certificats d’actions sont émis pour les actions dans des dénominations telles que prescrites par le conseil d’administration. Les certificats d’actions seront dans la forme et porteront telle légende et tel numéro d’identification tel que déterminé par le conseil d’administration. Les certificats d’actions seront signés manuellement ou par tampon par un administrateur et le secrétaire de la Société. Le conseil d’administration peut prévoir l’authentification obligatoire des certificats d’actions par un teneur de registre.

     Toutes les actions de la Société sont enregistrées dans un registre des actionnaires qui sera tenu par les personnes désignées à cet effet par la Société et ces registres d’actionnaires contiendront le nom de chaque détenteur d’actions, sa résidence et/ou son domicile élu et le nombre d’actions qu’il détient. Un transfert d’actions s’opère par voie de déclaration de transfert inscrite sur ledit registre, datée et signée par le cédant et le cessionnaire ou par leurs fondés de pouvoirs. La société pourra accepter et inscrire sur le registre un transfert opéré sur base de correspondances ou sur base d’autres documents enregistrant l’accord entre le cédant et le cessionnaire.

     La Société pourra désigner des teneurs de registre dans différentes juridictions dont chacun tiendra un registre séparé pour les actions qui y seront inscrites et les détenteurs d’actions pourront demander à être inscrits dans un des registres et d’être transférés de temps en temps d’un registre à l’autre. Il pourra être pris connaissance de ces registres séparés. Le conseil d’administration peut cependant limiter la possibilité de transférer les actions qui sont enregistrées, cotées ou négociées ou qui auront été placées dans certaines juridictions. Le transfert au registre tenu au siège social à Luxembourg peut toujours être demandé.

     Sauf notification contraire, les actionnaires pourront être enregistrés directement dans le registre des actionnaires tenu au siège social de la Société.

     Un registre d’actions nominatives sera tenu au siège social de la Société où chaque actionnaire pourra en prendre connaissance. La propriété d’actions nominatives s’établit par une inscription sur ledit registre.

     Lorsqu’un certificat d’actions relatif à des actions nominatives aura été endommagé, mutilé ou déclaré comme ayant été volé ou détruit, un nouveau certificat d’actions pourra être émis au détenteur sur demande sous réserve de la délivrance du vieux certificat ou (dans le cas d’une perte ou destruction alléguée) de l’observation de telle condition de preuve et d’indemnisation et de paiement des dépenses accessoires de la Société en relation avec la demande telle que le conseil d’administration déterminera.

     Dans le cas où un actionnaire ne donnera pas d’adresse à laquelle les avis et annonces de la Société pourront être envoyés, la Société pourra faire enregistrer ce fait par notice dans le ou les registres des actionnaires et l’adresse de cet actionnaire sera considérée comme étant le siège social de la Société ou toute autre adresse qui pourra être notée par la Société de temps en temps jusqu’au moment où une adresse différente aura été notifiée à la Société par l’actionnaire. L’actionnaire pourra de temps en temps changer son adresse telle qu’inscrite dans le registre des actionnaires au moyen d’une notification écrite au teneur de registre. La Société ne reconnaître qu’un propriétaire par action. Si l’action est détenue par plus d’une personne, les personnes invoquant un droit sur action devront désigner un mandataire unique pour présenter l’action vis-à-vis de la Société. La Société pourra suspendre l’exercice des droits attachés à cette action jusqu’à ce qu’une personne ait ainsi été désignée.

     Quiconque acquiert ou vend des actions (ou d’autres titres représentant les actions de la Société, telles que, mais sans restriction, American Depositary Shares ou Global Depositary Shares) dans la Société avec la conséquence que la proportion des droits de vote détenus par cette personne atteint ou excède 2% ou un multiple intégral du total des droits de vote existant au moment de l’acquisition ou de la vente concernée, devra notifier à la Société pendant une période de huit jours de la participation des droits de vote que cet actionnaire détient à la suite de cette acquisition ou de cette vente. Les conditions pour déterminer les droits de vote détenus par un actionnaire seront celles décrites dans la loi du 4 décembre 1992 sur les informations à publier lors de l’acquisition et de la cession d’une participation importante d’une société cotée en bourse.

     Au cas où un actionnaire atteint une de ces limites indiquées ci-dessus mais ne le notifie pas la Société, la Société peut suspendre les droits attachés aux actions détenues par cet actionnaire y compris, mais sans limitation, le droit du vote et les droits de dividende y attachés jusqu’à ce qu’une déclaration aura été faite ou jusqu’au moment où la Société recevra la preuve satisfaisante qu’aucune déclaration de devra être faite.

III. Assemblées générales des Actionnaires

     Article 7.- L’assemblée des actionnaires de la Société régulièrement constituée représentera tous les actionnaires de la Société. Elle aura les pouvoirs les plus larges pour ordonner, exécuter ou ratifier tous les actes relatifs aux opérations de la Société. L’assemblée générale est convoquée par le conseil d’administration. Elle peut également être convoquée à la requête d’actionnaires représentant 20% au moins du capital social ou par le président ou par un des vice-présidents du conseil d’administration. Au cas où au moins 20% des actionnaires requièrent la tenue d’une assemblée générale, le conseil d’administration aura l’obligation de convoquer une assemblée, afin que cette dernière soit tenue dans le mois qui suit.

     Toute convocation à une assemblée générale sera publiée dans les conditions déterminés par la loi ou les réglementations de bourse applicables et sera envoyée à tous les actionnaire nominatifs par la Poste ou par lettre recommandée au cas où aucune publication n’est faite conformément aux lois luxembourgeois au moins 20 jours avant l’assemblée. La convocation sera considérée comme ayant été donnée lorsqu’elle sera déposée à la Poste tel que prédécrit. Dans la mesure où aucune publication n’est requise par les lois ou réglementations boursières applicables une notice de convocation à l’assemblée générale sera publiée dans un journal luxembourgeois.

     Article 8.- L’assemblée générale annuelle des actionnaires se tiendra au siège social de la Société ou en tout autre endroit à Luxembourg qui sera fixé dans l’avis de convocation, le dernier mardi du mois d’avril à 11.00 heures.

     Si ce jour est un jour férié légal au Grand-Duché du Luxembourg, l’assemblée générale annuelle se tiendra le premier jour ouvrable qui suit. D’autres assemblées des actionnaires pourront se tenir aux heure et lieu spécifiés dans les avis de convocation. Les résolutions de l’assemblée des actionnaires régulièrement constituée, seront adoptées à la majorité simple des votes des actionnaires présents ou représentés. Toute action donne droit à une voix. Tout actionnaire pourra prendre part aux assemblées des actionnaires en désignant par écrit, par câble, télégramme, télex ou téléfax une autre personne comme son mandataire. Le conseil d’administration peut déterminer d’autres conditions devant être remplies par les actionnaires afin de pouvoir prendre part à une assemblée des actionnaires y compris et sans limitation de ce qui précède la fixation d’une date de constatation pour la détermination des actionnaires qui auront le droit de recevoir l’avis de convocation de l’assemblée générale. Sauf décision contraire du conseil d’administration la date de constatation pour l’admission aux assemblées générales des actionnaires sera dix jours ouvrables à Luxembourg avant l’assemblée générale des actionnaires et les procurations devront être déposées au siège social de la Société ou à tout autre endroit tel que spécifié dans l’avis de convocation conformément aux conditions déterminées par la Société.

     Il y aura 3 ou plus d’officiers surveillant les procédures à l’assemblée générale comprenant le président de l’assemblée, le secrétaire de l’assemblée et un ou plusieurs scrutateurs.

     Le président du conseil d’administration, ou à défaut le vice-président, ou à défaut le secrétaire de la Société présidera en tant que président chaque assemblée générale ou, si à l’assemblée générale, ni le président ni le vice-président, ni le secrétaire ne sont présents endéans 15 minutes après l’heure désignée pour tenir l’assemblée, les actionnaires présents ou représentés et ayant droit au vote choisiront un des leurs ou toute autre personne comme président.

     Le secrétaire de la Société agira en tant que secrétaire de l’assemblée ou lorsque pour une assemblée le secrétaire de la Société ne sera pas présent endéans 15 minutes après l’heure déterminée pour tenir l’assemblée le président de l’assemblée désignera un administrateur comme secrétaire de la Société ou si aucun administrateur n’est présent le président désignera toute autre personne comme secrétaire.

     L’assemblée choisira une ou plusieurs personnes comme scrutateurs.

     A tout moment avant la clôture de l’assemblée générale le conseil d’administration peut proroger l’assemblée à 4 semaines et le conseil d’administration le fera lorsque la demande aura été faite par des actionnaires détenant au moins 1/5 du capital émis. Une prorogation annulera toute décision prise. Lors de l’assemblée prorogée le conseil d’administration pourra refuser toute demande pour une 2e prorogation conformément à cet article.

     Seule une assemblée générale extraordinaire des actionnaires pourra modifier les statuts dans toutes les dispositions. Néanmoins le changement de la nationalité de la société et l’augmentation des engagements des actionnaires ne peuvent être décidés qu’avec l’accord unanime des actionnaires.

     Une assemblée générale extraordinaire des actionnaires appelée à modifier les dispositions des statuts ne délibère valablement que si la moitié au moins du capital est présente ou représentée et si l’ordre du jour indique les modifications statutaires proposées, et le cas échéant, le texte des articles qui concernent l’objet ou la forme de la Société. Le texte intégral de ces modifications sera disponible sur demande au siège social de la Société avant l’assemblée. Si la moitié au moins du capital n’est pas présente ou représentée, une nouvelle assemblée avec le même ordre du jour peut être convoquée par le conseil d’administration, conformément aux lois et règlements applicables. La seconde assemblée délibérera valablement, quelle que soit la proportion du capital représentée. Les résolutions, dans les deux assemblées, ne peuvent être adoptées qu’à la majorité des deux tiers au moins des voix des actionnaires présents ou représentés.

IV. Conseil d’Administration

     Article 9.- La société sera administrée par un conseil d’administration composé d’au moins trois membres qui ne devront pas être actionnaires. Les administrateurs seront nommés par l’assemblée générale des actionnaires.

     Le président de l’assemblée présentera aux actionnaires les candidats pour l’élection au conseil d’administration. Les actionnaires voteront sur chaque candidat individuellement. Les membres du conseil d’administration seront élus à la majorité simple des voix des actionnaires présents ou représentés et votant lors de l’assemblée en question conformément aux règles de la majorité simple pour l’élection d’administrateurs conformément à la loi luxembourgeoise applicable.

     La durée du mandat d’un administrateur ne pourra pas excéder 3 ans étant entendu que les administrateurs resteront en place jusqu’à ce que leurs successeurs auront été élus. La limite d’âge des administrateurs est de 70 ans. Chaque administrateur peut être révoqué à tout moment et sans motif par l’assemblée générale des actionnaires décidant à la majorité simple des actionnaires présents ou représentés. En cas de vacance d’un poste d’administrateur à cause de mort, de démission ou autrement, cette vacance pourra être remplie temporairement jusqu’à la prochaine assemblée générale des actionnaires en observant les dispositions légales applicables. Chaque administrateur est rééligible.

     Article 10.- Le conseil d’administration choisira en son sein un président, qui n’aura pas de voix prépondérante, et un ou plusieurs vice-présidents. Il pourra également choisir un secrétaire qui n’a pas besoin d’être administrateur et qui sera en charge de la tenue des procès- verbaux des réunions du conseil d’administration. Le conseil d’administration se réunira sur la convocation du président ou d’un vice-président, au lieu indiqué dans l’avis de convocation.

     Le président présidera toutes les réunions du conseil d’administration. En son absence, le conseil d’administration pourra désigner à la majorité des personnes présentes à cette réunion un président pour assurer la présidence pro tempore de ces réunions.

     Tout administrateur pourra se faire représenter à toute réunion du conseil d’administration en désignant par écrit ou par téléfax ou par e-mail avec signature digitale un autre administrateur.

     Un administrateur peut représenter plusieurs de ses collègues.

     Tout administrateur peut participer à une réunion du conseil d’administration par conférence téléphonique ou d’autres moyens de communication similaires permettant à toutes les personnes prenant part à cette réunion de s’entendre les unes les autres. Une réunion peut également être tenue uniquement sous forme de conférence téléphonique. La participation à une réunion par ces moyens équivaut à une présence en personne à une telle réunion.

     Le conseil d’administration peut, à l’unanimité, prendre des résolutions par voie circulaire en exprimant son approbation par écrit, par câble, télégramme, télex, télécopieur ou tout autre moyen de communication similaire. L’ensemble constituera le procès-verbal faisant foi de la décision intervenue.

     Le conseil d’administration peut délibérer et agir valablement par le vote de la majorité des membres du conseil d’administration présents ou représentés à la réunion concernée, à condition que toute réunion du conseil d’administration soit convoquée par écrit au moins sept (7) jours à l’avance, à moins qu’un délai de convocation plus bref (jusqu’à 24 heures) ne soit imposé par les besoins des affaires en cause; dans ce cas, l’urgence sera décrite dans la convocation. Les administrateurs peuvent par décision unanime donnée oralement ou par écrit, par fax, câble, télégramme, e-mail ou télex renoncer à la convocation. Une convocation particulière ne sera pas requise pour des réunions dont l’heure et l’endroit auront été préalablement adoptés par résolution du conseil d’administration.

     Sauf décision contraire par accord unanime de tous les membres du conseil d’administration présents ou représentés à une réunion dûment convoquée, aucune action valable ne pourra être prise sur un point qui n’apparaissait pas à l’ordre du jour compris dans la notice de convocation de la réunion.

     Le conseil d’administration analysera de façon appropriée toutes les transactions avec des parties affiliées sur une base continue et le comité d’audit analysera les situations de conflit d’intérêts potentiels et fera des recommandations au conseil d’administration tel qu’ approprié.

     En cas de conflit d’intérêts d’un administrateur, il est admis que le simple fait que l’administrateur soit en même temps administrateur d’une entreprise appartenant au même groupe de sociétés que la Société ne constitue pas un conflit d’intérêts, ce dernier est tenu d’informer le conseil d’administration d’un tel conflit et ne peut pas prendre part au vote, mais sera considéré dans le calcul du quorum.

     Tout directeur qui dans une transaction soumise à l’approbation du conseil d’administration aura un intérêt opposé à celui de la société, est tenu d’en informer le conseil et de faire inclure dans le procès-verbal de la réunion sa déclaration. Il ne prendra pas part aux délibérations sur ce point. A l’assemblée générale suivante, avant que toute autre résolution ne soit votée, sera présenté un rapport spécial concernant toutes les transactions dans lesquelles un administrateur peut avoir un intérêt opposé à celui de la Société.

     Article 11.- Les procès-verbaux de toutes les réunions du conseil d’administration seront approuvés par la prochaine réunion du conseil d’administration et signés par deux des administrateurs ou le président et le secrétaire de la Société, s’il y en a un. Les copies ou extraits des procès-verbaux destinés à servir en justice ou ailleurs seront signés par le président, deux administrateurs ou le secrétaire.

     Article 12.- Le conseil d’administration est investi des pouvoirs les plus larges pour passer tous actes d’administration et de disposition conformément aux intérêts de la Société. Tous pouvoirs que la loi ou les présents statuts ne réservent pas expressément à l’assemblée générale des actionnaires sont de la compétence du conseil d’administration.

     Conformément à l’article 60 de la loi modifiée du 10 août 1915 concernant les sociétés commerciales, telle que modifiée, la gestion journalière de la société ainsi que la représentation de la Société en ce qui concerne cette gestion pourront être déléguées à une ou plusieurs personnes qui n’ont pas besoin d’être administrateurs.

     Le conseil d’administration peut par ailleurs créer de temps à autre un ou plusieurs comités composés d’administrateurs et d’autres personnes et auxquels il peut déléguer les pouvoirs et les rôles qui lui sembleront appropriés. Le conseil d’administration peut plus spécialement créer un organe (le comité exécutif) auquel il déléguera des pouvoirs ou devoirs tels qu’il estimera approprié.

     Par ailleurs le conseil d’administration pourra créer un comité de rémunération et un comité d’audit. Chacun de ces comités opérera conformément aux règlements internes qui seront déterminés par le conseil d’administration.

     La Société peut également conférer tous mandats spéciaux par procuration authentique ou sous seing privé.

     Article 13.- La Société sera engagée par la signature collective de deux administrateurs. En ce qui concerne la gestion journalière de la Société, la Société sera engagée par la seule signature de l’administrateur délégué (“Chief Executive Officer” ou “CEO”) ou de toute personne à laquelle le conseil d’administration aura délégué pareils pouvoirs de signature.

V. Surveillance de la société

     Article 14.- Les opérations de la Société seront surveillées par un ou plusieurs commissaires aux comptes qui sont qualifiés de réviseurs d’entreprises à Luxembourg et qui sont élus par l’assemblée générale des actionnaires à la majorité des votes des actions présents ou représentés. Le terme de leur fonction sera la prochaine assemblée générale annuelle ou toute prorogation de cette assemblée ou jusqu’à ce que leur successeur auront été élus (si plus tard). Le commissaire aux comptes sera rééligible.

     Tout commissaire ainsi élu pourra être révoqué avec ou sans motifs par décision de l’assemblée générale des actionnaires par majorité simple des actionnaires présents ou représentés.

VI. Exercice social, Bilan

     Article 15.- L’exercice social commencera le premier janvier de chaque année et se terminera le 31 décembre.

     Article 16.- Sur le bénéfice annuel net de la Société il est prélevé cinq pour cent (5%) pour la formation du fonds de réserve légale. Ce prélèvement cessera d’être obligatoire lorsque et tant que la réserve aura atteint dix pour cent (10%) du capital social souscrit, tel que prévu à l’article 5 ci-dessus, ou tel qu’augmenté ou réduit de temps en temps, tel que prévu par ce même article 5.

     L’assemblée générale des actionnaires déterminera, sur proposition du conseil d’administration, de quelle façon il sera disposé du solde du bénéfice annuel net.

     Toutes les actions prendront part aux distributions de dividendes.

     Des acomptes sur dividendes pourront être versés en conformité avec les conditions prévues par la loi. L’assemblée générale pourra autoriser le conseil d’administration à payer des dividendes dans toute autre devise que celle dans lesquels les comptes ou le bilan sont établis et de prendre une décision finale sur le taux de conversion du dividende dans la devise dans laquelle le payement sera fait.

VII. Liquidation

     Article 17.- En cas de dissolution de la Société, il sera procédé à la liquidation par les soins d’un ou de plusieurs liquidateurs, qui peuvent être des personnes physiques ou morales, nommés par l’assemblée des actionnaires décidant une telle dissolution qui déterminera leurs pouvoirs et leurs rémunérations.

VIII. Modification des statuts

     Article 18.- Les présents statuts pourront être modifiés par une résolution de l’assemblée générale des actionnaires adoptée aux conditions de quorum et de majorité prévues par l’article 67-1 de la loi du 10 août 1915 concernant les sociétés commerciales, telle que modifiée.

IX. Dispositions finales – Loi applicable — clause de juridiction

     Article 19.- Toutes les matières qui ne sont pas régies par les présents statuts, seront régies par les lois du Grand-Duché du Luxembourg et en particulier par la loi du 10 août 1915 concernant les sociétés commerciales, telle que modifiée.

     Article 20.- Les juridictions de la ville de Luxembourg ont compétence exclusive pour régler les litiges qui surviendraient au sujet des présents statuts.

VERSION PREPONDERANTE

     Les présents statuts sont rédigés en langue anglaise suivi d’une version française. En cas de divergences entre le texte anglais et le texte français, le texte anglais fera foi.

POUR COPIE CONFORME DES STATUTS COORDONNES

à la date du 29 avril 2003.

TRUE CERTIFIED COPY

OF THE CONSOLIDATED ARTICLES OF ASSOCIATION

as at April 29, 2003.

Undersigned in Luxembourg, this           .